UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Progress Software Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743312100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,344,257
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,344,257
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 730,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 730,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,114,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,114,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,114,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,114,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,114,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,114,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,114,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,114,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,114,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,114,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,114,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,114,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,114,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,114,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,344,257 Shares beneficially owned by Starboard V&O Fund is approximately $44,515,522, excluding brokerage commissions.  The aggregate purchase price of the 730,662 Shares beneficially owned by Starboard LLC is approximately $13,841,423, excluding brokerage commissions. The aggregate purchase price of the 1,039,581 Shares held in the Starboard Value LP Account is approximately $20,012,087, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 62,847,000 Shares outstanding, as of March 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on June 1, 2012, Starboard V&O Fund beneficially owned 2,344,257 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 2,344,257
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,344,257
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 743312100

B.	Starboard LLC

(a)	As of the close of business on June 1, 2012, Starboard LLC beneficially owned 730,662 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 730,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 730,662
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on June 1, 2012, 1,039,581 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,344,257 Shares owned by Starboard V&O Fund and (ii) 730,662 Shares owned by Starboard LLC.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 4,114,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,114,500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,344,257 Shares owned by Starboard V&O Fund, (ii) 730,662 Shares owned by Starboard LLC and (iii) 1,039,581 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 4,114,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,114,500
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 743312100

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,344,257 Shares owned by Starboard V&O Fund, (ii) 730,662 Shares owned by Starboard LLC and (iii) 1,039,581 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 4,114,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,114,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,344,257 Shares owned by Starboard V&O Fund, (ii) 730,662 Shares owned by Starboard LLC and (iii) 1,039,581 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 4,114,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,114,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,344,257 Shares owned by Starboard V&O Fund, (ii) 730,662 Shares owned by Starboard LLC and (iii) 1,039,581 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

CUSIP NO. 743312100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,114,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,114,500

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 743312100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 743312100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

61,628	21.1447	05/09/2012
33,772	21.0298	05/10/2012
26,366	21.0661	05/11/2012
21,334	20.8120	05/14/2012
15,900	20.7174	05/15/2012
38,160	20.4733	05/16/2012
31,800	20.1528	05/17/2012
6,360	19.8966	05/18/2012
15,900	19.7235	05/18/2012
22,260	19.6160	05/18/2012
3,180	19.7748	05/21/2012
15,900	19.8655	05/21/2012
7,949	20.0611	05/21/2012
7,950	20.2907	05/22/2012
25,440	20.3975	05/22/2012
15,900	20.1517	05/23/2012
3,180	20.1904	05/24/2012
6,360	20.2416	05/25/2012
22,260	20.1305	05/29/2012
52,915	19.2110	05/30/2012
27,915	19.0657	05/30/2012
15,900	19.3500	05/30/2012
30,469	19.0728	05/31/2012
7,949	19.0300	05/31/2012
4,452	18.9866	05/31/2012
25,800	18.8327	06/01/2012
12,900	18.8378	06/01/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

13,857	21.1447	05/09/2012
7,593	21.0298	05/10/2012
5,928	21.0661	05/11/2012
4,797	20.8120	05/14/2012
3,575	20.7174	05/15/2012
8,580	20.4733	05/16/2012
7,150	20.1528	05/17/2012
1,430	19.8966	05/18/2012
3,575	19.7235	05/18/2012
5,005	19.6160	05/18/2012
715	19.7748	05/21/2012
3,575	19.8655	05/21/2012
1,788	20.0611	05/21/2012
1,788	20.2907	05/22/2012
5,720	20.3975	05/22/2012
3,575	20.1517	05/23/2012
715	20.1904	05/24/2012
1,430	20.2416	05/25/2012
5,005	20.1305	05/29/2012
11,898	19.2110	05/30/2012
6,277	19.0657	05/30/2012
3,575	19.3500	05/30/2012
6,851	19.0728	05/31/2012
1,788	19.0300	05/31/2012
1,001	18.9866	05/31/2012
5,680	18.8327	06/01/2012
2,840	18.8378	06/01/2012

CUSIP NO. 743312100

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

21,415	21.1447	05/09/2012
11,735	21.0298	05/10/2012
9,162	21.0661	05/11/2012
7,413	20.8120	05/14/2012
5,525	20.7174	05/15/2012
13,260	20.4733	05/16/2012
11,050	20.1528	05/17/2012
2,210	19.8966	05/18/2012
5,525	19.7235	05/18/2012
7,735	19.6160	05/18/2012
1,105	19.7748	05/21/2012
5,525	19.8655	05/21/2012
2,763	20.0611	05/21/2012
2,762	20.2907	05/22/2012
8,840	20.3975	05/22/2012
5,525	20.1517	05/23/2012
1,105	20.1904	05/24/2012
2,210	20.2416	05/25/2012
7,735	20.1305	05/29/2012
18,387	19.2110	05/30/2012
9,700	19.0657	05/30/2012
5,525	19.3500	05/30/2012
10,588	19.0728	05/31/2012
2,763	19.0300	05/31/2012
1,547	18.9866	05/31/2012
8,520	18.8327	06/01/2012
4,260	18.8378	06/01/2012